Exhibit 99.9

ALLIED GOLD LIMITED
ACN 104 855 067

NOTICE OF ANNUAL GENERAL MEETING

TIME:	9.30 am (WST)

DATE:	28 November 2008

PLACE:	Hyatt Regency Hotel, 99 Adelaide Terrace, Perth WA 6000

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61 8) 9353 3638.

CONTENTS PAGE

Notice of Annual General Meeting (setting out the proposed resolutions)	3

Explanatory Statement (explaining the proposed resolutions)	7

Glossary	19

Schedule 1 - Terms and Conditions of Options - Resolution 7	20

Schedule 2 - Terms and Conditions of Options - Resolution 8	21

Schedule 3 - Terms and Conditions of Director Options	22

Schedule 4 - Valuation of Director Options	24

 TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The Annual General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 9.30 am (WST) on 28 November 2008 at:

Hyatt Regency Hotel, 99 Adelaide Terrace, Perth WA 6000

YOUR VOTE IS IMPORTANT

The business of the Annual General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the enclosed Proxy Form and return by:

(a)	post to the Company's Share Registry, Computershare Investor Services Pty Ltd, GPO Box D182, Perth WA 6000;

(b)	hand delivery to Computershare Investor Services Pty Ltd, Level 2, 45 St Georges Terrace, Perth WA 6000;or

(c)	by facsimile to Computershare Investor Services Pty Ltd on facsimile number (+61 8) 9323 2033,

so that it is received not later than 9.30 am (WST) on 26 November 2008.

Proxy Forms received later than this time will be invalid.

 NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders will be held at 9.30 am (WST) on 28 November 2008 at the Hyatt Regency Hotel, 99 Adelaide Terrace, Perth WA 6000.

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the Annual General Meeting. The Explanatory Statement and the Proxy Form are part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Annual General Meeting are those who are registered Shareholders of the Company at 9.30 am (WST) on 26 November 2008.

Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

AGENDA

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the annual financial report of the Company for the financial year ended 30 June 2008 together with the declaration of the directors, the directors' report, the remuneration report and the auditor's report.

1.	RESOLUTION 1 - ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass, with or without amendment, the following resolution as a non-binding resolution:

"That, for the purpose of Section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the remuneration report as contained in the Company's annual financial report for the financial year ended 30 June 2008."

2.	RESOLUTION 2 - RE-ELECTION OF DIRECTOR - MR MARK CARUSO

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purpose of clause 13.2 of the Constitution and for all other purposes, Mr Mark Caruso, a Director who retires by rotation, and being eligible, is re-elected as a Director."

3.	RESOLUTION 3 - DIRECTORS' REMUNERATION

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purposes of clause 13.7 of the Constitution, ASX Listing Rule 10.17 and for all other purposes, Shareholders approve the maximum total aggregate fixed sum per annum to be paid to Directors be set at $500,000 to be paid in accordance with the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by a Director and any of their associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

4.	RESOLUTION 4 - RATIFICATION OF PRIOR ISSUE - SHARES

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the allotment and issue of 17,647,059 Shares on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by a person who participated in the issue and any of their associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

5.	RESOLUTION 5 - RATIFICATION OF PRIOR ISSUE - SHARES

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the allotment and issue of 1,352,112 Shares on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by a person who participated in the issue and any of their associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

6.	RESOLUTION 6 - RATIFICATION OF PRIOR ISSUE - SHARES

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the allotment and issue of 33,988,551 Shares on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by a person who participated in the issue and any of their associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

7.	RESOLUTION 7 - RATIFICATION OF PRIOR ISSUE - OPTIONS

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the allotment and issue of 713,261 Options on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by a person who participated in the issue and any of their associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

8.	RESOLUTION 8 - ISSUE OF OPTIONS

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purpose of ASX Listing Rule 7.1 and for all other purposes, approval is given for the Directors to allot and issue up to 1,699,427 Options on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by any person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, and any associates of those persons. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

9.	RESOLUTION 9 - ADOPTION OF EMPLOYEE INCENTIVE SCHEME

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purposes of Listing Rule 7.2 (Exception 9) of the ASX Listing Rules and for all other purposes, approval is given for the Company to allot and issue Options, each to acquire a Share, pursuant to an incentive option scheme known as the "Allied Gold Ltd Employee Incentive Scheme" (Scheme), a summary of which is set out in the Explanatory Statement accompanying this Notice of Meeting."

Voting Exclusion: The Company will disregard any votes cast on this resolution by the Directors (except those who are ineligible to participate in the Scheme), and any of their associates.

10.	RESOLUTION 10 - ISSUE OF DIRECTOR OPTIONS - MR MARK CARUSO

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 10,000,000 Director Options to Mr Mark Caruso (or his nominee) on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Mr Caruso (or his nominee) or any of his associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

11.	RESOLUTION 11 - ISSUE OF DIRECTOR OPTIONS - MR GREGORY STEEMSON

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 2,000,000 Director Options to Mr Gregory Steemson (or his nominee) on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Mr Steemson (or his nominee) or any of his associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

12.	RESOLUTION 12 - ISSUE OF DIRECTOR OPTIONS - MR ANTHONY LOWRIE

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 2,000,000 Director Options to Mr Anthony Lowrie (or his nominee) on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Mr Lowrie (or his nominee) or any of his associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

13.	RESOLUTION 13 - APPOINTMENT OF AUDITOR

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, for the purposes of section 327B of the Corporations Act and for all other purposes, BDO Kendalls Audit & Assurance Pty Ltd (ABN 79 112 284 787), having been nominated by a shareholder and consented in writing to act in the capacity of auditor, be appointed as auditor of the Company."

DATED: 27 OCTOBER 2008

BY ORDER OF THE BOARD
PETER TORRE
COMPANY SECRETARY

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders in connection with the business to be conducted at the Annual General Meeting to be held at 9.30am (WST) on 28 November 2008 at the Hyatt Regency Hotel, 99 Adelaide Terrace, Perth WA 6000.

This purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1.	FINANCIAL STATEMENTS AND REPORTS

In accordance with the Constitution, the business of the Annual General Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2008 together with the declaration of the directors, the directors' report, the remuneration report and the auditor's report.

In accordance with amendments to the Corporations Act the Company is no longer required to provide a hard copy of the Company's annual financial report to Shareholders unless a Shareholder has specifically elected to receive a printed copy. These amendments may result in reducing the Company's printing costs.

Whilst the Company will not provide a hard copy of the Company's annual financial report unless specifically requested to do so, Shareholders may view the Company's annual financial report on its website at www.alliedgold.com.au

2.	RESOLUTION 1 - ADOPTION OF REMUNERATION REPORT

The Corporations Act requires that at a listed company's annual general meeting, a resolution that the remuneration report be adopted must be put to the shareholders. However, such a resolution is advisory only and does not bind the Directors or the Company.

The remuneration report sets out the Company's remuneration arrangements for the Directors and senior management of the Company. The remuneration report is part of the Directors' report contained in the annual financial report of the Company for the financial year ending 30 June 2008.

A reasonable opportunity will be provided for discussion of the remuneration report at the Annual General Meeting.

3.	RESOLUTION 2 - RE-ELECTION OF DIRECTOR - MR MARK CARUSO

3.1	General

Clause 13.2 of the Constitution requires that if the Company has three or more Directors, one third (or the number nearest one-third) of those Directors must retire at each annual general meeting, provided always that no Director (except a Managing Director) shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself or herself for re-election.

The Company currently has three Directors and accordingly Mr Caruso must retire.

A Director who retires by rotation under clause 13.2 of the Constitution is eligible for re-election.

Mr Caruso retires by rotation and seeks re-election.

4.	RESOLUTION 3 - DIRECTORS' REMUNERATION

4.1	General

Clause 13.7 of the Constitution requires that the total aggregate fixed sum per annum to be paid to the Directors from time to time, for their services as Directors, will not exceed the sum determined by the Shareholders in general meeting and the total aggregate fixed sum will be divided between the Directors as the Directors shall determine and, in default of agreement between them, then in equal shares.

Resolution 3 seeks Shareholder approval to increase the total aggregate fixed sum per annum to be paid to the Directors, for their services as Directors, by $350,000 to $500,000.

The total aggregate fixed sum per annum has been determined after reviewing similar companies listed on ASX and the Directors believe that this level of remuneration is in line with corporate remuneration of similar companies.

5.	RESOLUTION 4 - RATIFICATION OF PRIOR ISSUE - SHARES

5.1	General

On 28 March 2008, the Company issued 17,647,059 Shares to Auriongold Limited, a wholly owned subsidiary of Barrick Gold Corporation (Barrick).

Barrick is not a related party of the Company.

Resolution 4 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of those Shares (Share Ratification).

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period.

ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% annual placement capacity set out in ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

5.2	Technical information required by ASX Listing Rule 7.4

Pursuant to and in accordance with ASX Listing Rule 7.5, the following information is provided in relation to the Share Ratification:

(a)	17,647,059 Shares were allotted;

(b)	the issue price was $0.85 per Share;

(c)	the Shares issued were all fully paid ordinary shares in the capital of the Company issued on the same terms and conditions as the Company's existing Shares;

(d)	the Shares were allotted and issued to Auriongold Limited; and

(e)	the funds raised from this issue were used to further enhance the Company's exploration efforts and for working capital.

6.	RESOLUTION 5 - RATIFICATION OF PRIOR ISSUE - SHARES

6.1	General

On 22 April 2008, the Company issued a total of 1,352,112 Shares to Niugini Mining Limited (Niugini) and Kennecott Explorations (Australia) Limited (Kennecott) as consideration for the relinquishment of those parties claw back rights over the Company's projects in Papua New Guinea.

Niugini and Kennecott are not related parties of the Company.

Resolution 5 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of those Shares (Share Ratification).

A summary of ASX Listing Rules 7.1 and 7.4 is provided in Section 5.1.

By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% annual placement capacity set out in ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

6.2	Technical information required by ASX Listing Rule 7.4

Pursuant to and in accordance with ASX Listing Rule 7.5, the following information is provided in relation to the Share Ratification:

(a)	1,352,112 Shares were allotted;

(b)	the Shares were issued for nil cash consideration at a deemed issue price of $0.70;

(c)	the Shares issued were all fully paid ordinary shares in the capital of the Company issued on the same terms and conditions as the Company's existing Shares;

(d)	the Shares were allotted and issued to Niugini Mining Limited and Kennecott Explorations (Australia) Limited; and

(e)	no funds were raised from this issue, the Shares being issued as consideration for the relinquishment of Niugini's and Kennecott's claw back rights over the Company's projects in Papua New Guinea.

7.	RESOLUTION 6 - RATIFICATION OF PRIOR ISSUE - SHARES

7.1	General

On 7 August 2008, the Company issued 33,988,551 Shares pursuant to a Share placement.

The subscribers pursuant to this issue were not related parties of the Company.

Resolution 6 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of those Shares (Share Ratification).

A summary of ASX Listing Rules 7.1 and 7.4 is provided in Section 5.1.

By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% annual placement capacity set out in ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

7.2	Technical information required by ASX Listing Rule 7.4

Pursuant to and in accordance with ASX Listing Rule 7.5, the following information is provided in relation to the Share Ratification:

(a)	33,988,551 Shares were allotted;

(b)	the issue price was $0.31 per Share;

(c)	the Shares issued were all fully paid ordinary shares in the capital of the Company issued on the same terms and conditions as the Company's existing Shares;

(d)	the Shares were allotted and issued to certain sophisticated investors, the majority of whom were institutional clients of Mirabaud Securities Limited; and

(e)	the funds raised from this issue were used for the initiatives highlighted in the Company's June Quarterly Activities Report, namely:

(i)	augmenting the scoping activities surrounding the potential for a significant expansion of the Company's oxide plant;

(ii)	commencing various plant modifications to immediately optimise the existing configuration as well as potentially the facility for future expansion initiatives;

(iii)	assessing a number additional equipment requirements relating to earth moving and logistical activities;

(iv)	continuing exploration efforts through the September 2008 Quarter; and

(v)	retirement of additional bank debt existing under the current project financing facility, as well as providing working capital for the Company.

8.	RESOLUTION 7 - RATIFICATION OF PRIOR ISSUE - OPTIONS

8.1	General

On 22 February 2008, the Company issued 713,261 Options to Mirabaud Securities Limited (Mirabaud) as part consideration for Mirabaud's services in arranging a Share placement on behalf of the Company.

The subscriber pursuant to this issue was not a related party of the Company.

Resolution 7 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of those Options (Option Ratification).

A summary of ASX Listing Rules 7.1 and 7.4 is set out in Section 5.1 above.

By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% annual placement capacity set out in ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

8.2	Technical information required by ASX Listing Rule 7.4

Pursuant to and in accordance with ASX Listing Rule 7.5, the following information is provided in relation to the Option Ratification:

(a)	713,261 Options were allotted;

(b)	the Options were issued for nil cash consideration;

(c)	the Options were issued on the terms and conditions set out in Schedule 1;

(d)	the Options were allotted and issued to Mirabaud Securities Limited; and

(e)	no funds were raised from this issue as the Options were issued in part consideration for Mirabaud's services in arranging a Share placement on behalf of the Company.

9.	RESOLUTION 8 - ISSUE OF OPTIONS

9.1	General

Resolution 8 seeks Shareholder approval for the allotment and issue of 1,699,427 Options to Mirabaud Securities Limited (Mirabaud) (Option Issue). The Options are to be issued to Mirabaud as brokerage consideration for the Share placement arranged by Mirabaud and announced to ASX on 7 August 2008.

Mirabaud is not a related party of the Company.

A summary of ASX Listing Rule 7.1 is set out in Section 5.1 above.

The effect of Resolution 8 will be to allow the Directors to issue the Options pursuant to the Option Issue during the period of 3 months after the Annual General Meeting (or a longer period, if allowed by ASX), without using the Company's 15% annual placement capacity.

9.2	Technical information required by ASX Listing Rule 7.1

Pursuant to and in accordance with ASX Listing Rule 7.3, the following information is provided in relation to the Option Issue:

(a)	the maximum number of Options to be granted is 1,699,427;

(b)
the Options will be issued no later than 3 months after the date of the Annual General Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules) and it is intended that allotment will occur on the same date;

(c)	the Options will be issued for nil cash consideration;

(d)	the Options will be allotted and issued to Mirabaud Securities Limited;

(e)	the Options will be issued on the terms and conditions set out in Schedule 2; and

(f)	no funds will be raised from the Option Issue as the Options are being issued in consideration for Mirabaud's services in arranging a Share placement on behalf of the Company.

10.	RESOLUTION 9 - ADOPTION OF EMPLOYEE INCENTIVE SCHEME

Resolution 9 seeks the re-approval of Shareholders for the grant of options pursuant to the "Allied Gold Ltd Incentive Option Scheme" (Scheme). The Scheme was first approved by Shareholders at the 2005 Annual General Meeting. Resolution 9 is placed before Shareholders in accordance with Exception 9 of Listing Rule 7.2. If Resolution 9 is passed, the Company will be able to issue options under the Scheme over a period of 3 years without impacting on the Company's ability to issue up to 15% of its total ordinary securities without shareholder approval in any 12 month period.

Shareholders should note that 6,520,000 options have previously been issued under this Scheme and the objective of the Scheme is to attract, motivate and retain key employees.

It is considered by the Directors that the adoption of the Scheme and the future grant of options under the Scheme will provide selected employees with the opportunity to participate in the future growth of the Company.

A summary of the terms and conditions of the Scheme is set out below:

Introduction

The Scheme is designed to provide eligible participants with an ownership interest in the Company and to provide additional incentives for eligible participants to increase profitability and returns to Shareholders.

The summary of the Scheme is set out below for the information of potential investors in the Company. The detailed terms and conditions of the Scheme may be obtained free of charge by contacting the Company.

General

The Board may from time to time, in its absolute discretion, offer to grant options to eligible participants under the Scheme.

Each option will be issued for no consideration and will carry the right in favour of the option holder to subscribe for one (1) Share in the capital of the Company.

The Board may determine the exercise price of the options in its absolute discretion. Subject to the Listing Rules, the exercise price may be nil but to the extent the Listing Rules specify or require a minimum price, the exercise price in respect of an offer made following the day on which Shares are first quoted on the Official List must not be less than any minimum price specified in the Listing Rules.

Eligible Participants

Full time employees, part time employees and consultants of the Company or an associated body corporate (the Group) are eligible to participate in the Scheme.

Lapse of Options

Unless the Board in its absolute discretion determines otherwise, options shall lapse immediately if:

(a)
the eligible participant ceases to be an employee or director of, or to render services to, a member of the Group for any reason whatsoever and the conditions of exercise of the options (Exercise Conditions) have not been met;

(b)	the Exercise Conditions of the options are unable to be met;

(c)
the date which is 2 years after the date of the grant of the options, or such other expiry date as the Board determines in its discretion at the time of grant of the option (Lapsing Date) has passed; or

(d)
the expiry of 60 days after the eligible participant ceases to be an employee or director of, or to render services to, a member of the Group for any reason whatsoever prior to the Lapsing Date where the Exercise Conditions have been met, whichever is earlier.

Participation in Future Issues

There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 business days after the issue is announced. This will give option holders the opportunity to exercise their options prior to the date for determining entitlements to participate in any such issue.

If the Company makes a pro rata issue of securities (except a bonus issue) to the holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) the exercise price of the options shall be reduced in accordance with the formula in the Listing Rules.

In the event of a bonus issue of Shares being made pro-rata to Shareholders (other than an issue in lieu of dividends), the number of Shares issued on exercise of each option will include the number of bonus Shares that would have been issued if the option had been exercised prior to the record date for the bonus issue. No adjustment will be made to the exercise price per Share of the option.

Reorganisation

The terms upon which options will be granted will not prevent them being reorganised as required by the Listing Rules on the reorganisation of the capital of the Company.

Trigger Events

Upon the occurrence of certain trigger events (for example the receipt by the Company of a bidder's statement in respect of the Company), the Directors may determine:

(a)
that the options may be exercised at any time from the date of such determination, and in any number until the date determined by the Directors acting bona fide so as to permit the holder to participate in any change of control arising from a trigger event, provided that the Directors will forthwith advise in writing each holder of such determination. Thereafter, the options shall lapse to the extent they have not been exercised; or

(b)
to use their reasonable endeavours to procure that an offer is made to holders of options on like terms (having regard to the nature and value of the options) to the terms proposed under the trigger event in which case the Directors shall determine an appropriate period during which the holder may elect to accept the offer and, if the holder has not so elected at the end of that period, the options shall immediately become exercisable and if not exercised within 10 days, shall lapse.

11.	RESOLUTIONS 10 TO 12 - ISSUE OF DIRECTOR OPTIONS

11.1	General

The Company has agreed, subject to obtaining Shareholder approval, to allot and issue a total of 14,000,000 Options (Director Options) to Messrs Caruso, Steemson and Lowrie (Related Parties) on the terms and conditions set out below.

For a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)	obtain the approval of the public company's members in the manner set out in Sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in Sections 210 to 216 of the Corporations Act.

In addition, ASX Listing Rule 10.11 also requires shareholder approval to be obtained where an entity issues, or agrees to issue, securities to a related party, or a person whose relationship with the entity or a related party is, in ASX's opinion, such that approval should be obtained unless an exception in ASX Listing Rule 10.12 applies.

The grant of the Director Options to the Related Parties requires the Company to obtain Shareholder approval because the grant of Director Options constitutes giving a financial benefit and as Directors, Messrs Caruso, Steemson and Lowrie are related parties of the Company.

It is the view of the Directors that the exceptions set out in Sections 210 to 216 of the Corporations Act and ASX Listing Rule 10.12 do not apply in the current circumstances. Accordingly, Shareholder approval is sought for the grant of Director Options to the Related Parties.

11.2	Shareholder Approval (Chapter 2E of the Corporations Act and Listing Rule 10.11)

Pursuant to and in accordance with the requirements of Sections 217 to 227 of the Corporations Act and ASX Listing Rule 10.13, the following information is provided in relation to the proposed grant of Director Options:

(a)	the related parties are Messrs Caruso, Steemson and Lowrie and they are related parties by virtue of being Directors;

(b)	the maximum number of Director Options (being the nature of the financial benefit being provided) to be granted to the Related Parties is:

(i)	10,000,000 Director Options to Mr Caruso, comprising:

(A)	4,750,000 Tranche A Director Options;

(B)	2,250,000 Tranche B Director Options; and

(C)	3,000,000 Tranche C Director Options;

(ii)	2,000,000 Director Options to Mr Steemson, comprising:

(A)	1,000,000 Tranche A Director Options;

(B)	500,000 Tranche B Director Options; and

(C)	500,000 Tranche C Director Options;

(iii)	2,000,000 Director Options to Mr Lowrie, comprising:

(A)	1,000,000 Tranche A Director Options;

(B)	500,000 Tranche B Director Options; and

(C)	500,000 Tranche C Director Options;

(c)
the Director Options will be granted to the Related Parties no later than 1 month after the date of the Annual General Meeting (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated the Director Options will be issued on one date;

(d)	the Director Options will be granted for nil cash consideration, accordingly no funds will be raised;

(e)	the terms and conditions of the Director Options are set out in Schedule 3;

(f)	the value of the Director Options and the pricing methodology is set out in Schedule 4;

(g)	the relevant interests of the Related Parties in securities of the Company are set out below;

Related Party	Shares	Options
Mr Mark Caruso	5,577,693	3,400,000	1
Mr Greg Steemson	1,100,000	-
Mr Anthony Lowrie	1,635,460	2,000,000	2

1 Options exerciseable at $0.45 each on or before 31 December 2009.

2 1,000,000 Options exerciseable at $0.40 each on or before 31 December 2008 and 1,000,000 Options exerciseable at $0.44 each on or before 31 December 2008.

(h)	the remuneration and emoluments from the Company to the Related Parties for both the current financial year and previous financial year are set out below:

	Current Financial	Previous
Related Party	Year	Financial Year

Mr Mark Caruso	392,400	300,000
Mr Greg Steemson	72,000	75,106
Mr Anthony Lowrie	72,000	18,000

(i)
if the Director Options granted to the Related Parties are exercised, a total of 14,000,000 Shares would be allotted and issued. This will increase the number of Shares on issue from 410,994,276 to 424,994,276 (assuming that no other Options are exercised and no other Shares issued) with the effect that the shareholding of existing Shareholders would be diluted as follows:

				Dilutionary
	Issued Shares		Issued Shares	effect upon
	as at the date	Director	upon exercise	exercise of
	of this Notice	Options to	of all Director	Director
Related Party	of Meeting	be issued	Options	Options

Mr Mark Caruso	410,994,276	10,000,000	424,994,276	2.35%
Mr Greg Steemson	410,994,276	2,000,000	424,994,276	0.47%
Mr Anthony Lowrie	410,994,276	2,000,000	424,994,276	0.47%
TOTAL	410,994,276	14,000,000	424,994,276	3.29%

The market price for Shares during the term of the Director Options would normally determine whether or not the Director Options are exercised. If, at any time any of the Director Options are exercised and the Shares are trading on ASX at a price that is higher than the exercise price of the Director Options, there may be a perceived cost to the Company;

(j)	the trading history of the Shares on ASX in the 12 months before the date of this Notice of Annual General Meeting is set out below:

	Price	Date
Highest	$1.03	29 October 2007
Lowest	$0.245	16 September 2008
Last	$0.25	9 October 2008

(k)
the primary purpose of the grant of Director Options to the Related Parties is to provide cost effective consideration to the Related Parties for their ongoing commitment and contribution to the Company in their respective roles as Directors. The Board does not consider that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Director Options upon the terms proposed;

(l)
the Board acknowledges the grant of Director Options to Messrs Steemson and Lowrie (being Non-Executive Directors) is contrary to Recommendation 8.2 of the ASX Corporate Governance Principles and Recommendations. However, the Board considers the grant of Director Options to Messrs Steemson and Lowrie reasonable in the circumstances, given the necessity to attract the highest calibre of professionals to the Company, whilst maintaining the Company's cash reserves;

(m)
Mr Caruso declines to make a recommendation to Shareholders in relation to Resolution 10 due to his material personal interest in the outcome of the Resolution. The other Directors, who do not have a material interest in the outcome of Resolution 10, recommend that Shareholders vote in favour of Resolution 10. The Board (other than Mr Caruso) is not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass the Resolution;

(n)
Mr Steemson declines to make a recommendation to Shareholders in relation to Resolution 11 due to his material personal interest in the outcome of the Resolution. The other Directors, who do not have a material interest in the outcome of Resolution 11, recommend that Shareholders vote in favour of Resolution 11. The Board (other than Mr Steemson) is not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass the Resolution; and

(o)
Mr Lowrie declines to make a recommendation to Shareholders in relation to Resolution 12 due to his material personal interest in the outcome of the Resolution. The other Directors, who do not have a material interest in the outcome of Resolution 12, recommend that Shareholders vote in favour of Resolution 12. The Board (other than Mr Lowrie) is not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass the Resolution.

Approval pursuant to ASX Listing Rule 7.1 is not required in order to issue the Director Options to the Related Parties as approval is being obtained under ASX Listing Rule 10.11. Accordingly, the issue of Director Options to the Related Parties will not be included in the 15% calculation of the Company's annual placement capacity pursuant to ASX Listing Rule 7.1.

12.	RESOLUTION 13 - APPOINTMENT OF AUDITOR

BDO Chartered Accountants & Advisers (Perth) (BDO) recently merged with Horwarth (WA) and the audit practice is now carried on through BDO Kendalls Audit & Assurance Pty Ltd (ABN 79 112 284 787) (BDO Kendalls)

BDO have given notice of their intention to resign as auditor of the Company (under Section 329(5) of the Corporations Act), subject to receipt of the consent of the ASIC and Shareholder approval of this Resolution 13 for the re-appointment of BDO Kendalls as auditor.

Subject to ASIC consenting to the resignation of BDO and BDO submitting a resignation to the Company, it is proposed that the Company appoint BDO Kendalls as auditor of the Company.

In accordance with Section 328B(1) of the Corporations Act, the Company has sought and obtained a nomination from a Shareholder for BDO Kendalls to be appointed as the Company's auditor. A copy of this nomination is attached to this Explanatory Statement as Annexure A.

BDO Kendalls has given its written consent to act as the Company's auditor subject to shareholder approval of this Resolution 13.

If Resolution 13 is passed, the appointment of BDO Kendalls as the Company's auditor will take effect at the close of this Annual General Meeting.

13.	ENQUIRIES

Shareholders are required to contact Mr Peter Torre, Company Secretary, on (+ 61 8) 9353 3638 if they have any queries in respect of the matters set out in these documents.

GLOSSARY

$ means Australian dollars.

Annual General Meeting means the meeting convened by the Notice of Meeting.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited, or the Australian Securities Exchange, as the context requires.

ASX Listing Rules means the Listing Rules of ASX.

Board means the current board of directors of the Company.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.

Company means Allied Gold Limited (ACN 104 855 067).

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Director Option means an Option granted pursuant to Resolutions 10 to 12 with the terms and conditions set out in Schedule 3.

Directors means the current directors of the Company.

Explanatory Statement means the explanatory statement accompanying the Notice of Meeting.

Notice of Meeting or Notice of Annual General Meeting means this notice of annual general meeting including the Explanatory Statement.

Option means an option to acquire a Share.

Optionholder means a holder of an Option or Director Option as the context requires.

Resolutions means the resolutions set out in the Notice of Meeting, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

Tranche A Director Option means an Option granted pursuant to Resolutions 10 to 12 with the terms and conditions set out in Schedule 3, and subject to the applicable special vesting conditions set out therein.

Tranche B Director Option means an Option granted pursuant to Resolutions 10 to 12 with the terms and conditions set out in Schedule 3, and subject to the applicable special vesting conditions set out therein.

Tranche C Director Option means an Option granted pursuant to Resolutions 10 to 12 with the terms and conditions set out in Schedule 3, and subject to the applicable special vesting conditions set out therein.

WST means Western Standard Time as observed in Perth, Western Australia.

SCHEDULE 1 - TERMS AND CONDITIONS OF OPTIONS - RESOLUTION 7

The Options entitle the holder to subscribe for Shares on the following terms and conditions:

(a)
Each Option gives the Optionholder the right to subscribe for one Share. To obtain the right given by each Option, the Optionholder must exercise the Options in accordance with the terms and conditions of the Options.

(b)	The Options will expire at 5:00 pm (WST) on 30 June 2009 (Expiry Date). Any Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(c)	The amount payable upon exercise of each Option will be $0.72 (Exercise Price).

(d)	The Options held by each Optionholder may be exercised in whole or in part, and if exercised in part, multiples of 1,000 must be exercised on each occasion.

(e)	An Optionholder may exercise their Options by lodging with the Company, before the Expiry Date:

(i)	a written notice of exercise of Options specifying the number of Options being exercised; and

(ii)	a cheque or electronic funds transfer for the Exercise Price for the number of Options being exercised;

(Exercise Notice).

(f)	An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(g)
Within 10 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of Options specified in the Exercise Notice.

(h)	The Options are not transferable.

(i)	All Shares allotted upon the exercise of Options will upon allotment rank pari passu in all respects with other Shares.

(j)
The Company will not apply for quotation of the Options on ASX. However, The Company will apply for quotation of all Shares allotted pursuant to the exercise of Options on ASX within 10 Business Days after the date of allotment of those Shares.

(k)
If at any time the issued capital of the Company is reconstructed, all rights of an Optionholder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(l)
There are no participating rights or entitlements inherent in the Options and Optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 6 Business Days after the issue is announced. This will give Optionholders the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.

(m)	An Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the Option can be exercised.

SCHEDULE 2 - TERMS AND CONDITIONS OF OPTIONS - RESOLUTION 8

The Options entitle the holder to subscribe for Shares on the following terms and conditions:

(a)
Each Option gives the Optionholder the right to subscribe for one Share. To obtain the right given by each Option, the Optionholder must exercise the Options in accordance with the terms and conditions of the Options.

(b)	The Options will expire at 5:00 pm (WST) on 31 December 2010 (Expiry Date). Any Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(c)	The amount payable upon exercise of each Option will be $0.31 (Exercise Price).

(d)	The Options held by each Optionholder may be exercised in whole or in part, and if exercised in part, multiples of 1,000 must be exercised on each occasion.

(e)	An Optionholder may exercise their Options by lodging with the Company, before the Expiry Date:

(i)	a written notice of exercise of Options specifying the number of Options being exercised; and

(ii)	a cheque or electronic funds transfer for the Exercise Price for the number of Options being exercised;

(Exercise Notice).

(f)	An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(g)
Within 10 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of Options specified in the Exercise Notice.

(h)	The Options are not transferable.

(i)	All Shares allotted upon the exercise of Options will upon allotment rank pari passu in all respects with other Shares.

(j)
The Company will not apply for quotation of the Options on ASX. However, The Company will apply for quotation of all Shares allotted pursuant to the exercise of Options on ASX within 10 Business Days after the date of allotment of those Shares.

(k)
If at any time the issued capital of the Company is reconstructed, all rights of an Optionholder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(l)
There are no participating rights or entitlements inherent in the Options and Optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 6 Business Days after the issue is announced. This will give Optionholders the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.

(m)	An Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the Option can be exercised.

 SCHEDULE 3 - TERMS AND CONDITIONS OF DIRECTOR OPTIONS

The Director Options entitle the holder to subscribe for Shares on the following general terms and conditions, and subject to the Special Vesting Conditions set out below:

(a)
Each Director Option gives the Optionholder the right to subscribe for one Share. To obtain the right given by each Director Option, the Optionholder must exercise the Director Options in accordance with the terms and conditions of the Director Options.

(b)	The Director Options will expire at 5:00 pm (WST) on 30 November 2011 (Expiry Date). Any Director Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(c)	The amount payable upon exercise of each Director Option will be $0.35 (Exercise Price).

(d)	The Director Options held by each Optionholder may be exercised in whole or in part, and if exercised in part, multiples of 1,000 must be exercised on each occasion.

(e)	An Optionholder may exercise their Director Options by lodging with the Company, before the Expiry Date:

(iii)	a written notice of exercise of Director Options specifying the number of Director Options being exercised; and

(iv)	a cheque or electronic funds transfer for the Exercise Price for the number of Director Options being exercised;

(Exercise Notice).

(f)	An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(g)
Within 10 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of Director Options specified in the Exercise Notice.

(h)	The Director Options are not transferable.

(i)	All Shares allotted upon the exercise of Director Options will upon allotment rank pari passu in all respects with other Shares.

(j)
The Company will not apply for quotation of the Director Options on ASX. However, The Company will apply for quotation of all Shares allotted pursuant to the exercise of Director Options on ASX within 10 Business Days after the date of allotment of those Shares.

(k)
If at any time the issued capital of the Company is reconstructed, all rights of an Optionholder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(l)
There are no participating rights or entitlements inherent in the Director Options and Optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Director Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 6 Business Days after the issue is announced. This will give Optionholders the opportunity to exercise their Director Options prior to the date for determining entitlements to participate in any such issue.

(m)	A Director Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the Director Option can be exercised.

Special Vesting Conditions

Tranche A Director Options

The Tranche A Director Options vest and are exercisable immediately upon issue.

Tranche B Director Options

The Tranche B Director Options vest and are only exercisable upon the 100,000 th ounce of gold production between 1 October 2008 and 31 December 2009. Upon production of 75,000 ounces, the Board has the discretion to require the holder to exercise 50% of the Tranche B Director Options held by a holder, in which case the holder will then forego the balance of 50% held.

Tranche B Director Options also vest upon a "change in control" regardless of whether the above vesting condition has been satisfied at the time of the change in control.

Tranche C Director Options

The Tranche C Director Options vest and are only exercisable when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days.

Tranche C Director Options also vest upon a "change in control" regardless of whether the above vesting condition has been satisfied at the time of the change in control.

"change in control"

For the purposes of the above, a "change of control" will be deemed to have occurred upon:

(a)	the Board of the Company passing a resolution recommending that Shareholders accept the offer under a takeover bid for the Company;

(b)	the offeror under a takeover bid acquiring a relevant interest in more than 50% of the issued Shares of the Company;

(c)	the dispatch of a notice of meeting to consider a scheme of arrangement between the Company and its creditors or members or any class thereof pursuant to Section 411 of the Corporations Act; or

(d)
the date upon which a person or a group of associated persons becomes entitled to sufficient Shares to give it or them the ability, in general meeting, to replace all or allow a majority of the board of directors of the Company in circumstances where such ability was not already held by a person associated with such person or group of associated persons.

SCHEDULE  4 - VALUATION OF DIRECTOR OPTIONS

The Direct or Options to be issued to the Related Parties pursuant to Resolutions 10, 11 and 12 have been independently value by Stantons International Securities Pty Ltd.

Uing the theoretical Binomial option valuation model and based on the assumptions set out below, the Director Options were ascribed a value as follows:

Assumptions:

Valuation date	7 October 2008
Market price of Shares	$0.29
Exercise price	$0.35
Expiry date	30 November 2011
Ris free interest rate	6.50%
Volatility	100%
	Tranche A	Tranche B	Tranche C

Vesting Condition	To vest immediately.	To vest on the 100,000th ounce of production	To vest when the Company's share price trades at
		between 1 October 2008 and 31 December 2009.	greater than $0.70 for 5 consecutive trading days.
		Upon production of 75,000 ounces the Board has
		discretion to require the holder to exercise 50 % of
		the Tranche B Director Options held by a holder, in
		which case the holder will forego the balance of
		50% held .

Special Vesting Condition Tranche B and C Options vest up on a Change of Control (trigger event) taking place ahead of the vesting event.

Indicative value per Director Option	Tranche A	Tranche B	Tranche C

	$0.1487	$0.1487	$0.0744

Total Value of Director
Options	$1,003,725	$483,275	$297,600

- Mr Mark Caruso	$706,325	$334,575	$223,200
- Mr Gregory Steemson	$148,700	$74,350	$37,200
- Mr Anthony Lowrie	$148,700	$74,350	$37,200

Note :

(i)	The valuation ranges noted above are not necessarily the market prices that the Director Options could be traded at and they are not automatically the market prices for taxation purposes.
(ii)
Stantons International Securities Pty Ltd have advised that a discount of between 20% and 50% i normally applied as a result of share options not being listed and freely tradeable. A nominal 20% discount has been applied to the value of the options for all three tranches.

ANNEXURE A - NOMINATION FROM A SHAREHOLDER FOR THE APPOINTMENT OF BDO KENDALLS AUDIT & ASSURANCE PTY LTD (ABN 79 112 284 787) AS AUDITOR THE SUBJECT OF RESOLUTION

9 October 2008

The Directors
Allied Gold Limited
Unit 14, Level 1
51-53 Kewdale Road
WELSHPOOL WA 6106

Dear Sirs

NOMINATION OF BDO KENDALLS AUDIT & ASSURANCE (WA) PTY LTD AS AUDTOR OF COMPANY LTD

I, Peter Patrick Torre, being a shareholder of Allied Gold Ltd, hereby nominate BDO Kendalls Audit & Assurance (WA) Pty Ltd of 128 Hay Street, Subiaco, Western Australia 6008 for appointment as auditor of Allied Gold Limited at its 2008 Annual General Meeting.

I consent to the distribution of a copy of this notice of nomination as an annexure to the Notice of Meeting and Explanatory Statement for the 2008 Annual General Meeting of Company Ltd as required by section 328B(3) of the Corporations Act 2001.

Signed:

Peter Torre

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